Ciments Français
Italcementi Group

Tour Ariane
92088 Paris La Défense cedex
France

Tél. : 33 (0)1 42 91 75 00
Fax : 33 (0)1 47 74 59 55
Télex Cimfran 610 823 F

RECEIVED
2006 MAR 15 A 11:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

EXEMPTION NUMBER FILE N° 82.3336

06011685

Securities and Exchange
Commission
Office of International
Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549

SUPPL

Paris la Défense,
March 3rd 2006

PROCESSED
MAR 15 2006
THOMSON
FINANCIAL

Re : Informations Furnished
Pursuant to Rule 12g3 - 2 (b) Exemption
Under the Securities Exchange Act of 1934

Please find hereby the last information given to our shareholders :

Press information :

- March 2nd 2006

Sincerely yours.

Finance Department Manager

F. Le

Fabiènne MOREAU

dlw 3/15

Ciments Français
Italcementi Group

EXEMPTION NUMBER FILE
N° 82.3336

Approval of 2005 Group financial statements which consolidate operations at Asec Cement Company

SUEZ CEMENT COMPANY

- **Consolidated revenues reach 2,350 million EGP (+56.9%)**
- **Operating profit increases to 837 million EGP**
- **Net profit of 1,045 million EGP (+165%)**
- **2.4 billion EGP share capital increase completed**
- **Ciments Français retains control with approximately 51%**

*****

Paris, March 2, 2006 – Suez Cement Company, a member of Ciments Français, Italcementi Group sub-holding for international activities, and Egypt's leading cement producer, closed 2005 with consolidated revenues of 2,350 million EGP (more than 326 million euros), an improvement of 56.9% from 2004. Results for the latest financial year benefited from the enlargement of the scope of consolidation from August 1st, 2005 to include the operations of Asec Cement Company, the fifth-largest producer in Egypt.
The operating profit, in line with the rise in revenues trend, amounted to 837 million EGP (nearly 116 million euros). Net profit stood at 1,045 million EGP (approximately 145 million euros), a 165% growth.

Meanwhile, pending the completion of the necessary procedures by the competent authorities, Suez Cement Company reported a positive outcome for its **share capital increase,** one of the largest ever arranged on the Cairo and Alexandria Stock Exchanges, organized in connection with the acquisition of Asec Cement Company.
The increase, at 45 EGP per share, raised more than 2.4 billion EGP, the equivalent of over 356 million euros.
At the close of the increase, the new capital of Suez Cement Company stood at 909,282,535 EGP, represented by 181,856,507 shares.
The capital increase subscribed by Ciments Français and other shareholders (among whom major international investors), confirmed Ciments Français as majority shareholder with a stake of approximately 51%, followed by a block of international investors holding more than 29% (including Cementi Rossi with 3.5%) and the stake still held by the Egyptian public sector, approximately 14%. The residual capital constituted the floating part.

On completion of the capital increase, Suez Cement consolidated net financial debt as of December 31, 2005 amounted to 1.3 billion EGP (about 194 million euros) versus 4.4 billion EGP (approximately 649 million euros) after the acquisition of Asec Cement Company; the operation will also have a positive impact on the Ciments Français' net financial position.

Suez Cement Group is Egypt's leading cement producer, with a market share of more than 30% in gray cement and more than 50% in white cement. The Group has five production facilities (Suez, Quattamiah, Tourah, Helwan and El Minya), for a total capacity of approximately 12 million metric tons of clinker.

ON THE INTERNET: www.cimfra.com & www.italcementigroup.com
Ciments Français
Investor Relations: Tel. +33 (0)1 42 91 76 76
Media Relations: Tel. + 33 (0)1 42 91 76 87



Italcementi Group is one of the largest cement producers in the world and the biggest in the Mediterranean area.
With 2004 annual sales amounting to 4,528 million Euro (2,398 million as at 30.06.05) Italcementi Group's companies combine the expertise, know-how and cultures of 19 countries. With a staff of over 20,000, the Group boasts an industrial network of 62 cement plants (cement + clinker 48.1 Mt), 12 grinding centers, 4 terminals, 152 aggregates quarries (56.7 Mt) and 570 concrete batching units (20.8 Mm^3).